

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

<u>Via E-mail</u>
Mr. John A. Godfrey
General Counsel and Secretary
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

> **Re:** **Pinnacle Entertainment, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 7, 2015**
> **File No. 001-13641**

Dear Mr. Godfrey:

We have reviewed your filing and have the following comments.

<u>General</u>

1. As requested in prior comment 1, please qualify as your belief the statement that the stockholder proposals inappropriately seek to dictate certain corporate governance provisions.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
David M. Lynn, Esq.
Morrison & Foerster LLP